Exhibit 1

 For Immediate Release

Pointer Telocation Announces

the Appointment of Yaniv Dorani as Incoming CFO

Rosh HaAyin, Israel, March 30, 2017. Pointer Telocation Ltd. (Nasdaq: PNTR & TASE: PNTR) – a leading developer and operator of Fleet and Mobile Resource Management (MRM) solutions, announced today that Mr. Yaniv Dorani, currently the VP Finance of Pointer’s Cellocator division and Pointer Israel, will replace the current Chief Financial Officer, Mr. Zvi Fried, following his decision to leave the company due to personal reasons. Mr. Dorani will become the company’s Chief Financial Officer effective April 1, 2017.

Mr. Dorani has been with the company since 2008. He has served as VP Finance of the Cellocator division and Pointer Israel from 2014, prior to which he served as the finance manager of the Cellocator division. Prior to joining Pointer, Mr. Dorani served as Corporate Controller at Medis Technologies and assistant controller at Delta Galil Industries. Before joining Delta Galil, Mr. Dorani was a senior auditor for accounting firm KPMG in Israel. Mr. Dorani has a B.A. in Economics and Accounting, CPA certification and a Master of Business Administration from Bar Ilan University in Tel Aviv.

David Mahlab, Chief Executive Officer of Pointer, “Zvi Fried has served as our CFO with distinction and since his appointment in 2007 has always served with great professionalism and dedication. I thank him for his excellent and hard work over the years. We are all very sorry to see him leave Pointer and wish him all the best in his future.

At the same time, I am excited to welcome Yaniv into his new role and I am confident that he will continue Zvi’s good work. I look forward to his increased contribution to Pointer, already having been an essential part of the Company’s management team, as well as his potential to assist Pointer reach the next level.”

About Pointer Telocation

For over 20 years, Pointer has rewritten the rules for the Mobile Resource Management (MRM) market and is a pioneer in the Connected Car segment. Pointer has in-depth knowledge of the needs of this market and has developed a full suite of tools, technology and services to respond to them. The vehicles of the future will be intimately networked with the outside world, enhancing and optimizing the in-car experience.

Pointer’s innovative and reliable cloud-based software-as-a-service (SAAS) platform extracts and captures an organization’s critical mobility data points – from office, drivers, routes, points-of-interest, logistic-network, vehicles, trailers, containers and cargo. The SAAS platform analyzes the raw data converting it into valuable information for Pointer's customers providing them with actionable insights and thus enabling the customers to improve their bottom line and increase their profitably.

Contact:

Yaniv Dorani, VP Finance	Gavriel Frohwein/ Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: yanivd@pointer.com	E-mail: pointer@gkir.com

1